# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifecore Biomedical, Inc., CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Date of event which requires filing of this statement: 05/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001640809
Persons authorized to receive notices and communications: Aron R. English, 22NW, LP, 590 1st Avenue S, Unit C1, Seattle, Washington (WA), 98104, (206) 227-3078

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,975,398; shared voting power 0; sole dispositive power 2,975,398; shared dispositive power 0; aggregate amount beneficially owned 2,975,398 (7.49% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company.
  
  Percentage is based upon 39,736,549 Shares outstanding, consisting of (i) 37,025,331 shares of Common Stock as of March 27, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2025, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,975,398; shared voting power 0; sole dispositive power 2,975,398; shared dispositive power 0; aggregate amount beneficially owned 2,975,398 (7.49% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company.
  
  Percentage is based upon 39,736,549 Shares outstanding, consisting of (i) 37,025,331 shares of Common Stock as of March 27, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2025, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,975,398; shared voting power 0; sole dispositive power 2,975,398; shared dispositive power 0; aggregate amount beneficially owned 2,975,398 (7.49% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company.
  
  Percentage is based upon 39,736,549 Shares outstanding, consisting of (i) 37,025,331 shares of Common Stock as of March 27, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2025, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,975,398; shared voting power 0; sole dispositive power 2,975,398; shared dispositive power 0; aggregate amount beneficially owned 2,975,398 (7.49% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company.
  
  Percentage is based upon 39,736,549 Shares outstanding, consisting of (i) 37,025,331 shares of Common Stock as of March 27, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2025, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- Aron R. English (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,975,398; shared voting power 0; sole dispositive power 2,975,398; shared dispositive power 0; aggregate amount beneficially owned 2,975,398 (7.49% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company.
  
  Percentage is based upon 39,736,549 Shares outstanding, consisting of (i) 37,025,331 shares of Common Stock as of March 27, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2025, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- Bryson O. Hirai-Hadley (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 583; shared voting power 0; sole dispositive power 583; shared dispositive power 0; aggregate amount beneficially owned 583 (0% of the class)
- Nathaniel Calloway (CIK 0001952771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lifecore Biomedical, Inc.
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Comment: The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned on January 10, 2023, as previously amended on June 28, 2023, February 29, 2024, May 20, 2024, June 11, 2024, July 1, 2024 and December 26, 2024 (as amended, the "Schedule 13D"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,736,549 Shares outstanding, consisting of (i) 37,025,331 shares of Common Stock as of March 27, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2025, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.

As of the date hereof, 22NW Fund directly beneficially owned 2,975,398 Shares, including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock, constituting approximately 7.49% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 583 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Hirai-Hadley may be deemed to beneficially own the 2,975,398 Shares beneficially owned by 22NW Fund, constituting approximately 7.49% of the Shares outstanding.

As of the date hereof, Mr. Calloway directly beneficially owned zero Shares, constituting less than 0% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Calloway may be deemed to beneficially own the 2,975,398 Shares beneficially owned by 22NW Fund, constituting approximately 7.49% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 2,975,398 Shares beneficially owned by 22NW Fund, constituting approximately 7.49% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 2,975,398 Shares beneficially owned by 22NW Fund, constituting approximately 7.49% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 2,975,398 Shares beneficially owned by 22NW Fund, constituting approximately 7.49% of the Shares outstanding. Mr. English, as the portfolio manager of 22NW, manager of 22NW GP and president and sole shareholder of 22NW Inc., may be deemed to beneficially own the 2,975,398 Shares beneficially owned by 22NW Fund, constituting approximately 7.49% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 2,975,398 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 7.49% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days: In the past sixty days, 22NW Fund, LP sold 1,490,981 shares of the Issuer's common stock in the aggregate in the open market. Attached as Schedule A is a chart including the date of the transaction, the number of shares sold, and the weighted average price of the shares sold in the past sixty days.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Manager (05/29/2025)
- 22NW, LP: /s/ Aron R. English, President and Sole Shareholder (05/29/2025)
- 22NW Fund GP, LLC: /s/ Aron R. English, Manager (05/29/2025)
- 22NW GP, Inc.: /s/ Aron R. English, President and Sole Shareholder (05/29/2025)
- Aron R. English: /s/ Aron R. English, Individually and as attorney-in-fact for Nathaniel Calloway (05/29/2025)
- Bryson O. Hirai-Hadley: /s/ Bryson O. Hirai-Hadley, Bryson O. Hirai-Hadley (05/29/2025)
- Nathaniel Calloway: /s/ Aron R. English, As attorney-in-fact for Nathaniel Calloway (05/29/2025)